

December 13, 2012

<u>Via E-mail</u>
Mr. Gordon Hutchins, Jr.
President, Chief Operating Officer and Acting Chief Financial Officer
Fusion Telecommunications International, Inc.
420 Lexington Avenue, Suite 1718
New York, NY 10170

> **Re: Fusion Telecommunications International, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for the Quarterly Period Ended September 30, 2012**
> **Filed November 14, 2012**
> **File No. 001-32421**

Dear Mr. Hutchins:

We have reviewed your response letter dated December 11, 2012 and have the following comments. As noted in our letter dated December 6, 2012, we have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2011</u>

<u>Report of Independent Registered Public Accounting Firm, page F-1</u>

1. We note your response to comment one in our letter dated December 6, 2012. Please file the amendment.

Note 4. Sale of Accounts Receivable, page F-10

2. We note your response to comments two and four in our letter dated December 6, 2012. Please tell us in more detail your consideration of ASC 860-10-40-5(c)(1) and (3) in arriving at your conclusion.

Note 16. Commitments and Contingencies
Legal Matters, page F-20

3. We note your response to comment three in our letter dated December 6, 2012. Please revise your disclosures in your amendment.

*   *   *   *

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director